Exhibit 99.1

ORLA MINING ANNOUNCES 2022 GUIDANCE

Targeting Gold Production of 90,000 – 100,000 ounces with AISC of $600-700/oz

VANCOUVER, BC, Feb. 24, 2022 /CNW/ - Orla Mining Ltd. (TSX: OLA; NYSE: ORLA) ("Orla" or the "Company") is pleased to provide the Company's first annual guidance which includes the outlook for production, operating costs, capital costs, and exploration spending at Orla's Camino Rojo Mine in Mexico, and the Cerro Quema Project in Panama.

(All amounts are in U.S. dollars unless otherwise stated) 2022 Operational Guidance and Outlook[1]
Gold Production	oz	90,000 - 100,000
All-in Sustaining Costs ("AISC")[2,3]	$/oz Au sold	$600 - $700
Capital Expenditures[3]
Sustaining Capital Expenditures	$m	$5
Non-Sustaining Capital Expenditures	$m	$20

Exploration[3]
Mexico	$m	$10
Panama	$m	$5
Total Exploration	$m	$15

1. The outlook includes full-year 2022 figures except for AISC which is calculated from Q2-Q4 2022 based on an assumption of commercial production being achieved on March 31, 2022.
2. AISC is a non-GAAP measure. See the "Non-GAAP Measures" section of this news release for additional information.
3. Exchange rates used to forecast cost metrics include MXN/USD of 20.0 and CAD/USD of 1.25

"We are very pleased to provide our first annual production and cost guidance" said Jason Simpson, President and Chief Executive Officer of Orla Mining. "The ramp-up of operations at Camino Rojo continues to be on schedule and we remain confident in our ability to declare commercial production in the first quarter of 2022."

PRODUCTION OUTLOOK

Gold production from the Camino Rojo Oxide Mine is expected to be 90,000 to 100,000 ounces for the full year 2022, consistent with the estimate for year one of production outlined in the 2021 Camino Rojo Feasibility Study. Gold production in January totalled 6,263 ounces and the mine is expected to continue to ramp up to design capacity during the first half of 2022. As such, production is expected to increase in the second half of 2022.

COST OUTLOOK

AISC for the second quarter through to the fourth quarter of 2022 is forecast to be $600 to $700 per ounce of gold sold. The Company will begin accounting for AISC upon declaration of commercial production at the Camino Rojo Oxide Mine, which the Company anticipates will occur on or before March 31, 2022.

Total sustaining capital for 2022 is expected to total $5 million with key items to include $1 million in capitalized stripping, $2 million for the erection of a crushed ore stockpile dome, $1 million for a diversion channel, and miscellaneous sustaining capital for the remainder. Most of the non-sustaining capital relates to Camino Rojo direct project costs to be incurred in 2022 as the Company completes construction activities during the first quarter. As previously disclosed, construction of the Camino Rojo Oxide Mine is expected to be completed within the total project capital expenditure estimate.

EXPLORATION

Exploration spending for 2022 is expected to total $15 million with $10 million for activities in Mexico and $5 million for activities in Panama. The 2022 exploration program objectives are as follows:

Mexico Exploration:

1. Camino Rojo oxides reserve conversion (2,500m diamond drilling)

  Confirmatory drilling in the Camino Rojo oxide pit that was the subject of the Layback Agreement with Fresnillo Plc, with the objective of increasing the mineral reserve estimate.

2. Camino Rojo sulphides Phase 2 drilling program (8,250m diamond drilling)

  Extend coverage of south-oriented holes and target higher grade areas of the deposit identified in the Phase 1 – 2021 drill program as part of advancing development planning and a Preliminary Economic Assessment.

3. Camino Rojo regional exploration program

  Reverse circulation drill testing and regional target definition work to include rotary air blast drilling, induced polarization survey, magnetic geophysical survey, soil sampling, and trenching.

Panama Exploration:

4. Caballito infill and expansion drill program (6,200m diamond drilling)

  Target expansion and upgrade of resources while providing material for metallurgical study.

5. Assess regional potential (5,500m diamond drilling)

  Drill test priority targets at Quemita, Caballito, La Pelona, and La Prieta.

Additional details on Orla's 2022 planned exploration program will be provided in due course.

UPCOMING MILESTONES

  Achieving commercial production at Camino Rojo Oxide Mine.
  Metallurgical results for Camino Rojo Sulphides Project.
  Resumption of exploration drill programs.

Qualified Persons Statement

The scientific and technical information in this news release has been reviewed and approved by Mr. J. Andrew Cormier, P. Eng., Chief Operating Officer of the Company, who is the Qualified Persons as defined under NI 43-101 standards.

About Orla Mining Ltd.

Orla is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine, located in Zacatecas State, Central Mexico. The operation is 100% owned by Orla and covers over 160,000 hectares. The technical report for the 2021 Feasibility Study on the Camino Rojo oxide gold project entitled "Unconstrained Feasibility Study NI 43-101 Technical Report on the Camino Rojo Gold Project – Municipality of Mazapil, Zacatecas, Mexico" dated January 11, 2021, is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. The technical report is also available on Orla's website at www.orlamining.com. Orla also owns 100% of Cerro Quema located in Panama which includes a near-term gold production scenario and various exploration targets. Cerro Quema is a proposed open pit mine and gold heap leach operation. The technical report for the Pre-Feasibility Study on the Cerro Quema oxide gold project entitled "Project Pre-Feasibility Updated NI 43-101 Technical Report on the Cerro Quema Project, Province of Los Santos, Panama" dated January 18, 2022, is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. The technical report is also available on Orla's website at www.orlamining.com.

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding the Company's 2022 guidance, including production, operating costs and capital costs, the timing of the declaration of commercial production at Camino Rojo, the Company's exploration plans, including timing and the goals thereof, and the Company's upcoming milestones. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding the timing of commencement of commercial production at Camino Rojo; price of gold and silver; the accuracy of mineral resource and mineral reserve estimations; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained, including concession renewals and permitting; that political and legal developments will be consistent with current expectations; that currency and exchange rates will be consistent with current levels; and that there will be no significant disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: risks related to uncertainties inherent in the preparation of feasibility studies, including but not limited to, assumptions underlying the production estimates not being realized, changes to the cost assumptions, variations in quantity of mineralized material, grade or recovery rates, changes to geotechnical or hydrogeological considerations, failure of plant, equipment or processes, changes to availability of power or the power rates, ability to maintain social license, changes to interest or tax rates, changes in project parameters, risks related to mining operations, delays and costs inherent to consulting and accommodating rights of local communities, environmental risks, title risks, including concession renewal, commodity price and exchange rate fluctuations, risks relating to COVID-19, delays in or failure to receive access agreements or amended permits, risks inherent in the estimation of mineral reserves and mineral resources; and risks associated with executing the Company's objectives and strategies, including costs and expenses, as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 29, 2021, available on www.sedar.com and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Non-GAAP Measures

The Company has included certain performance measures in this press release which are not specified, defined, or determined under generally accepted accounting principles (in the Company's case, International Financial Reporting Standards). These are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers. Accordingly, the Company uses such measures to provide additional information and you should not consider them in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

ALL-IN SUSTAINING COSTS ("AISC") —

The Company has provided an AISC performance measure that reflects all the expenditures that are required to produce an ounce of gold from operations. While there is no standardized meaning of the measure across the industry, the Company's definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated November 14, 2018. Orla believes that this measure is useful to external users in assessing operating performance and the Company's ability to generate free cash flow from current operations. Subsequent amendments to the guidance have not materially affected the figures presented. Upon commencing commercial production and reporting actual AISC, we will provide a reconciliation to IFRS figures then presented.

Cautionary Note to U.S. Readers

The disclosure referenced herein uses mineral reserve and mineral resource classification terms that comply with reporting standards in Canada, and mineral reserve and mineral resource estimates are made in accordance with Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards"). Canadian NI 43-101 establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  These standards differ significantly from the mineral reserve disclosure requirements of the United States Securities Exchange Commission (the "SEC") set forth in Industry Guide 7. Consequently, information regarding mineralization contained or referenced herein is not comparable to similar information that would generally be disclosed by U.S. companies under Industry Guide 7 in accordance with the rules of the SEC which applied to U.S. filings prior to the current SEC Modernization Rules (as defined herein). Further, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934 ("Exchange Act"). These amendments became effective February 25, 2019 (the "SEC Modernization Rules") and, commencing for registrants with their first fiscal year beginning on or after January 1, 2021, the SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7.  As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are "substantially similar" to the corresponding terms under the CIM Definition, but there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under the SEC Modernization Rules. U.S. investors are also cautioned that while the SEC recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under the Modernization Rules, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, "inferred mineral resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the "inferred mineral resources" exist. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  For the above reasons, information referenced herein regarding descriptions of our mineral reserve and mineral resource estimates is not comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC under either Industry Guide 7 or SEC Modernization Rules.

SOURCE Orla Mining Ltd.

View original content: http://www.newswire.ca/en/releases/archive/February2022/24/c3239.html

%CIK: 0001680056

For further information: Jason Simpson, President & Chief Executive Officer, Andrew Bradbury, Director, Investor Relations, www.orlamining.com, info@orlamining.com

CO: Orla Mining Ltd.

CNW 06:00e 24-FEB-22